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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                               (AMENDMENT NO. 1)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           DETROIT DIESEL CORPORATION

                           (Name of Subject Company)

                           DETROIT DIESEL CORPORATION

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   250837101

                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JOHN F. FARMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                           TELEPHONE: (313) 592-5000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the tender offer by Diesel Project Development, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA") and a wholly owned subsidiary of DaimlerChrysler AG, a German Aktiengesellschaft ("DaimlerChrysler AG"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Detroit Diesel Corporation, a Delaware corporation ("Detroit Diesel"), at $23.00 per share, net to the seller in cash (less any required withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 31, 2000 and in the related Letter of Transmittal.

    This Amendment is filed for the purpose of including additional exhibits being sent by the trustee of certain of Detroit Diesel's employee benefit plans to plan participants in connection with the tender offer.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
(a)(1)                  Offer to Purchase dated July 31, 2000.*+

(a)(2)                  Letter of Transmittal.*+

(a)(3)                  Letter from the Chairman of Detroit Diesel to Detroit
                        Diesel's Stockholders, dated July 31, 2000.**+

(a)(4)                  Letter from the Dealer Managers to Brokers, Dealers,
                        Commercial Banks, Trust Companies, and Nominees.*

(a)(5)                  Letter to clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees.*

(a)(6)                  Text of press release issued by DCNA and Purchaser, dated
                        July 20, 2000.*

(a)(7)                  Text of press release issued by Detroit Diesel, dated July
                        20, 2000.**

(a)(8)                  Text of press release issued by Detroit Diesel, dated July
                        27, 2000.**

(a)(9)                  Opinion of Morgan Stanley & Co. Incorporated, dated July 19,
                        2000 (included as Annex I hereto).**+

(a)(10)                 Notice to Participants of the Detroit Diesel Corporation
                        Employees' Savings Plan.

(a)(11)                 Tender Offer Instruction Form for Participants of the
                        Detroit Diesel Corporation Employees' Savings Plan.

(a)(12)                 Notice to Participants of the Detroit Diesel Corporation
                        Hourly Personal Savings Plan.

(a)(13)                 Tender Offer Instruction Form for Participants of the
                        Detroit Diesel Corporation Hourly Personal Savings Plan.

(a)(14)                 Notice to Participants of the Detroit Diesel Corporation
                        Nonexempt Employees' Savings Plan.

(a)(15)                 Tender Offer Instruction Form for Participants of the
                        Detroit Diesel Corporation Nonexempt Employees' Savings
                        Plan.

(a)(16)                 Notice to Participants of the Detroit Diesel Corporation
                        Remanufacturing Retirement Savings Plan.

(a)(17)                 Tender Offer Instruction Form for Participants of the
                        Detroit Diesel Corporation Remanufacturing Retirement
                        Savings Plan.

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
EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
(e)(1)                  Agreement and Plan of Merger dated as of July 20, 2000,
                        among DCNA, the Purchaser and Detroit Diesel (incorporated by reference to Exhibit 99.1 to Detroit Diesel's Current
                        Report on Form 8-K dated July 26, 2000).

(e)(2)(i)-(ii)          Annexes B and C and Page 9 of Detroit Diesel's Annual
                        Meeting Proxy Statement dated March 24, 2000 (incorporated by reference to the Schedule 14A of Detroit Diesel, filed on
                        March 24, 2000 (File No. 001-12394)).

(e)(3)                  Financing Agreement by and between the Purchaser and Detroit
                        Diesel, dated April 30, 1993 (incorporated by reference to
                        Exhibit 10.5 to the registration statement on Form S-1 filed on July 30, 1993, as amended (file no. 33-66760)).

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*   Incorporated by reference to the Schedule TO filed by DCNA and the Purchaser on July 28, 2000.

**  Previously filed.

+   Mailed to Detroit Diesel's stockholders.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 is true, complete and correct.

                                                       DETROIT DIESEL CORPORATION

                                                       By:  /s/ ROBERT E. BELTS
                                                            -----------------------------------------
                                                            Name: Robert E. Belts
                                                            Title: Senior Vice President-Finance and
                                                            Chief Financial Officer

Dated: August 10, 2000

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